Exhibit 99.81

ESL Investments, Inc.

1170 Kane Concourse, Suite 200

Bay Harbor Islands, FL 33154

(305) 702-2100

December 5, 2018

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, NY 10112

Tel: (212) 632-6479; (212) 632-6418

Attention: Brandon Aebersold, Managing Director

Levi Quaintance, Vice President

Ladies and Gentlemen,

Funds affiliated with ESL Investments, Inc. (“ESL,” “we” or “us”) are pleased to submit this letter (this “Indicative Bid”) as an indication of interest in the acquisition by a newly-formed entity (“Newco”) of substantially all of the go-forward retail footprint and other assets and component businesses of Sears Holdings Corporation (together with its subsidiaries, “Sears”) as a going concern. This Indicative Bid was prepared in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York (the “Court”) on behalf of the debtors (the “Debtors”) in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on November 21, 2018 (the “Process Letter”) [Docket No. 862].

Sears is an iconic fixture in American retail and we continue to believe in the company’s immense potential to evolve and operate profitably as a going concern with a new capitalization and organizational structure. Our proposed business plan envisages significant strategic initiatives and investments in a right-sized network of large format and small retail stores, digital assets and interdependent operating businesses. We believe that our strategy will enable Sears to prosper in an integrated consumer and retail landscape and view a going concern transaction as essential to providing optimal value to creditors and shareholders.

ESL believes that a future for Sears as a going concern is the only way to preserve tens of thousands of jobs and bring continued economic benefits to the many communities across the United States that are touched by Sears and Kmart stores. We are prepared to move as quickly as possible to complete customary due diligence for a transaction of this nature and enter into definitive agreements, as an expedited process is in the best interest of all parties involved. We are also very interested in working with the Debtors’ advisors in pursuing the possibility of structuring our proposed going concern purchase as part of a plan of reorganization, which we believe could substantially benefit the estates.

We believe there are significant benefits to preserving and maximizing the relationships between and among Sears’ retail business and its other operating businesses. Purchasing them together enhances the value and potential of each by continuing to build on long-held commercial relationships and supporting the synergies created by shared marketing, manufacturing, technology and administrative teams, to name just a few. Our Indicative Bid includes, and is conditioned on ESL’s ability to acquire substantially all of the assets of Debtors, as well as substantially all of the assets of non-Debtors, KCD IP, LLC, SRC O.P., LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC.

As requested by the Process Letter, this Indicative Bid sets forth a comprehensive description of the contemplated transaction, the purchase price, forms of consideration, other value to be provided pursuant to the Indicative Bid, a clear statement of the financial wherewithal of ESL, as well as other pertinent information. Sears, Lazard Frères & Co. LLC (“Lazard”) and Sears’ other advisors can be confident that ESL comes to the table prepared and eager to offer the most compelling value for Sears as a going concern and to provide the best resources and infrastructure to enable Sears to realize its potential.

1.

Scope of Transaction. As discussed above, ESL is submitting a bid for Newco to acquire substantially all of the assets of Debtors pursuant to a sale under section 363 of the U.S. Bankruptcy Code, as well as

December 5, 2018

substantially all of the assets of non-Debtors, KCD IP, LLC, SRC O.P., LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC. The purchased assets would include (a) the go-forward retail footprint of approximately 500 stores and related real estate interests (including headquarters and distribution locations) set forth on Exhibit A, inventory, infrastructure and material related contracts and (b) Sears Auto Centers, Shop Your Way, Kenmore, DieHard, Monark, Innovel, Sears Home Services (including the Sears Home Improvement and PartsDirect business units) and material related contracts. Based on information provided by the Debtors, the purchased assets would include approximately $1.8 billion of Sears’ retail inventory and credit card and pharmacy receivables.

As part of the transaction contemplated herein, Newco expects to provide offers of ongoing employment to approximately 50,000 Sears employees. As part of the transaction contemplated herein, Newco also expects to reinstate the prepetition Sears severance program for the benefit of all eligible employees at close. Newco would also honor the promise made to millions of customers by assuming certain Sears’ liabilities relating to protection agreements issued by the Sears Home Services business, gift card liabilities and Shop Your Way points liabilities as described below.

Our proposal provides that Newco would acquire Sears’ tax assets, the value of which we have incorporated into this Indicative Bid. Our proposal also assumes, consistent with the Debtors’ projections, that the amounts outstanding under the Debtors’ first lien ABL DIP facility will be no greater than $950 million at the time of closing the transactions contemplated herein.

2.

Consideration; Other Value. The total purchase price would provide approximately $4.6 billion in total consideration to Sears, based on information provided by the Debtors. This consideration would comprise:

a.	up to $950 million in cash to be funded with the proceeds of a new ABL facility to be obtained by Newco;

b.	a credit bid of approximately $1.8 billion;

c.

$500 million in a combination of cash, notes to be issued by Newco, equity of Newco and/or waiver or assignment of deficiency claims (including superpriority adequate protection claims) with respect to secured debt;

d.	the roll-over of approximately $271 million in cash collateral currently supporting the L/C Facility; and

e.

the assumption of Sears’ liability with respect to (i) protection agreements issued by Sears Homes Services, (ii) certain gift cards and (iii) accrued points under the Shop Your Way program, in each case on terms to be agreed with the Debtors. We estimate these liabilities to be approximately $1.1 billion.

Over the last several years, ESL has extended more than $2.4 billion of secured financing to the Debtors, which has enabled Sears to continue operations and seek to implement its transformation plan, while significantly reducing the exposure of the Debtors’ other creditors (including Sears’ pension plan). These secured financings were approved by Sears’ board of directors (comprised of a majority of directors independent from management and the company) and also approved by the Related Party Transactions Committee comprised of independent directors and advised by separate and independent financial and legal advisors. As the holder of valid and enforceable liens and claims, ESL’s interest is conditioned on (1) confirmation of ESL’s right to credit bid its secured debt in the amounts described herein (and without any requirement to cash collateralize or otherwise backstop any portion of the credit bid) and (2) a full release by the Debtors of ESL from any liability related to any prepetition transactions involving ESL. To the extent any parties are challenging ESL’s credit bidding capability for any reason, ESL requests that such challenges are adjudicated to conclusion at or prior to the sale hearing with regard to the asset purchases.

3.

Required Approvals. We anticipate that the consummation of the transactions described in this Indicative Bid will require expiration or early termination of any waiting periods under the Hart Scott Rodino Antitrust Improvements Act of 1976. To the extent any other governmental or other regulatory approvals are required to purchase the assets described herein, we commit to obtaining such approvals as expeditiously as possible, subject to the reasonable aid of Sears and its applicable advisors.

December 5, 2018

4.

Financial Wherewithal. The cash consideration for the transaction would be financed with a combination of equity contributions from ESL, its affiliates and its co-investors and new third-party debt financing. ESL is seeking (and has obtained) various proposals from multiple potential ABL lenders and is working closely with the potential lenders on their diligence efforts, as well as documentation.

5.

Allocation. As noted above, we have allocated very considerable value to the benefits of preserving Sears as an integrated business that would include both its retail and non-retail components, including the intellectual property held by KCD IP, LLC. If we were required to bid on the different component assets separately, the aggregate consideration we would be prepared to offer would be significantly less than we have submitted in our Indicative Bid. Accordingly, we do not believe that it is practical or useful to allocate value to individual assets included in our Indicative Bid.

While the total consideration outlined in this Indicative Bid may be reallocated among the various components and remains subject to, among other things, ongoing due diligence, internal approvals, negotiation of a satisfactory asset purchase agreement and ESL’s ability to obtain commitments from its financing sources, ESL’s familiarity with Sears’ assets given ESL’s significant history with Sears and the considerable diligence performed by ESL and its advisors over the course of 2018 with respect to its evaluation of asset purchases makes ESL uniquely positioned to understand the risks and opportunities of Sears and its underlying assets and move quickly towards the consummation of a transaction.

ESL has retained Moelis & Company as financial advisor and Cleary Gottlieb Steen & Hamilton LLP as legal counsel. Please feel free to reach out to any of the below regarding this Indicative Bid.

Lawrence S. Chu Moelis & Company (212) 883-4588 LC@moelis.com	Christopher E. Austin Benet O’Reilly Sean A. O’Neal Cleary Gottlieb Steen & Hamilton LLP (212) 225-2000 CAustin@cgsh.com BOReilly@cgsh.com SOneal@cgsh.com

This Indicative Bid reflects ESL’s non-binding indication of interest. Nothing in this letter should be considered to constitute or create a binding obligation or commitment of ESL or any of its potential debt or equity financing sources to proceed with, or consummate, any transaction. Any transaction among the parties will be subject to, and qualified in its entirety by, the execution and delivery of a mutually acceptable definitive agreement.

December 5, 2018

As always, we remain enthusiastic about the continuation of Sears as a going concern and its future potential. We hope this Indicative Bid serves as the beginning of an exciting and transformative new chapter for Sears. We are available to discuss any of the foregoing at your convenience.

Very truly yours,
ESL INVESTMENTS, INC.

/s/ Edward S. Lampert
Edward S. Lampert
Chairman and CEO